                                                                    EXHIBIT 99.2

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

What is reflected in Brokat's unaudited pro forma financial data.

   The following unaudited pro forma consolidated balance sheet as of June 30, 2000 reflects the offering of Brokat's 11 1/2% senior notes due 2010 and the application of the net proceeds of such offering and gives effect to the acquisitions of Blaze and GemStone as if they had occurred on June 30, 2000.

   The following unaudited pro forma consolidated statement of operations give effect to the acquisitions of MeTechnology AG and Transaction Software Technologies, Inc., the offering of the senior notes and the application of the net proceeds of such offering and the acquisitions of Blaze and GemStone as if they had occurred on July 1, 1998.

   Significant intercompany accounts and transactions that were reflected previously in the historical financial statements before the acquisitions have been eliminated.

Brokat has adjusted MeTechnology and TST data because its fiscal year differed from the fiscal years of those companies.

   The unaudited pro forma consolidated financial data are derived from Brokat's historical consolidated financial statements and the historical consolidated financial statements of MeTechnology and TST. Because Brokat's fiscal year differed from those of MeTechnology and TST, financial data presented for those companies reflect adjustments to present financial information for periods comparable to Brokat's. These adjustments are quantified in the tables following the pro forma consolidated statements of operations. Amounts are given in thousands of Deutsche marks unless otherwise specified.

   While the fiscal year end of Blaze differs from Brokat's, this difference is less than 93 days. Accordingly, the unaudited pro forma consolidated statements for the years ended June 30, 1999 and for the six months ended December 31, 1999 and June 30, 2000 were developed using the financial statements of Blaze for the comparable calendar periods.

You should read the unaudited pro forma financial data with Brokat's financial data.

   The pro forma adjustments are described in the accompanying notes to the unaudited pro forma combined financial data and are based upon available information and upon assumptions that we considered reasonable. You should read the unaudited pro forma financial data with Brokat's historical financial statements and related notes.

Brokat has provided pro forma financial data only for informational purposes.

   Brokat has provided the unaudited pro forma financial data for informational purposes only and you should not consider the data indicative of actual results that Brokat would have achieved had these transactions been completed on the date or for the periods indicated. Brokat does not claim to indicate the balance sheet data or results of operations as of any future date or for any future period.

                  UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                              AS OF JUNE 30, 2000
                                (In thousands)

                                                                                                            Total
                                                Pro Forma         Pro Forma             Pro Forma         Pro Forma
                          Brokat(1)  Gemstone  Adjustments Notes  Combined    Blaze    Adjustments Notes  Combined
                          ---------  --------  ----------- -----  ---------  --------  ----------- -----  ---------
                            (DM)       (DM)       (DM)              (DM)       (DM)       (DM)              (DM)
ASSETS:
Currents Assets:
Cash and cash
equivalents.............   163,856        324        --             164,180    92,408         --            256,588
Short term investments..       --         --         --                 --     46,760         --             46,760
Accounts receivable
(less pro forma
allowance for doubtful
accounts of DM 3,456 at
June 30, 2000)..........    63,419      9,456        --              72,875    11,155         --             84,030
Cost and estimated
earning in excess of
billings on uncompleted
contracts...............     2,965        --         --               2,965       --          --              2,965
Prepaid expenses and
other current assets....    21,781        801        --              22,582     4,043         --             26,625
                          --------   --------    -------          ---------  --------   ---------         ---------
Total Current Assets....   252,021     10,581        --             262,602   154,366         --            416,968
                          --------   --------    -------          ---------  --------   ---------         ---------
Property and equipment,
net.....................    14,382      1,914        --              16,296     6,604         --             22,900
                          --------   --------    -------          ---------  --------   ---------         ---------
Goodwill................   245,267        --     524,772    (6d)    770,039       --      871,637   (6d)  1,641,676
Other intangible
assets..................    10,130        --         --              10,130       --          --             10,130
Less accumulated
amortization............   (36,627)       --         --             (36,627)      --          --            (36,627)
                          --------   --------    -------          ---------  --------   ---------         ---------
                           218,770        --     524,772            743,542       --      871,637         1,615,179
                          --------   --------    -------          ---------  --------   ---------         ---------
Other long-term
investments.............     6,631        --         --               6,631       --          --              6,631
Deferred income taxes...     4,363        --         --               4,363       --          --              4,363
Restricted cash.........                  --         --                 --      1,467         --              1,467
Deposits and other
assets..................       --         535        --                 535       756         --              1,291
                          --------   --------    -------          ---------  --------   ---------         ---------
Total assets............   496,167     13,030    524,772          1,033,969   163,193     871,637         2,068,799
                          ========   ========    =======          =========  ========   =========         =========
LIABILITIES AND
SHAREHOLDERS' EQUITY:
Current Liabilities:
Short-term debt to
banks...................       174        --         --                 174       --          --                174
Current portion of
capital lease
obligations.............       --         375        --                 375       354         --                729
Notes payable to
affiliated companies....       --      13,984    (13,984)   (6b)        --        --          --                --
Notes payable...........       --       2,197        --               2,197       --          --              2,197
Accounts payable,
trade...................     8,391      6,356      5,000    (6d)     19,747     1,873       5,000   (6d)     26,620
Payroll-related
accruals................     8,852      3,336        --              12,188       --          --             12,188
Tax-related accruals....     4,096        --         --               4,096       --          --              4,096
Billings in excess of
cost and estimated
earnings on uncompleted
contracts...............     5,546        --         --               5,546       --          --              5,546
Other accrued expenses
and current
liabilities.............    17,217      2,319        --              19,536    12,829         --             32,365
Deferred income.........     4,853      9,573        --              14,426     5,092         --             19,518
Deferred income taxes...     4,025        --         --               4,025       --          --              4,025
                          --------   --------    -------          ---------  --------   ---------         ---------
Total current
liabilities.............    53,154     38,140     (8,984)            82,310    20,148       5,000           107,458
Long-term debt to
banks...................     2,000        --         --               2,000       --          --              2,000
Capital lease
obligations, net of
current portion.........       --         137        --                 137       432         --                569
Other long-term debt....   246,596        --         --             246,596        70         --            246,666
                          --------   --------    -------          ---------  --------   ---------         ---------
Total liabilities.......   301,750     38,277     (8,984)           331,043    20,650       5,000           356,693
                          --------   --------    -------          ---------  --------   ---------         ---------
Minority interest.......       326        --         --                 326       --          --                326
Shareholders' equity
(deficit):
Common Stock............    53,416     67,236      4,351   (6a)      57,767         4       8,748  (6a)      66,515
                                                 (67,236)  (6c)                                (4) (6c)
Convertible preferred
stock...................       --      77,805    (77,805)  (6c)         --        --          --                --
Additional paid-in
capital.................   449,336        --     523,303   (6a)     972,639   314,286   1,078,879  (6a)   2,051,518
                                                                                         (314,286) (6c)
Accumulated deficit.....  (185,719)  (115,180)   115,180   (6c)    (185,719) (137,820)    137,820  (6c)    (185,719)
Deferred compensation...  (118,809)       --     (19,145)   (7)    (137,954)  (34,579)    (78,447)  (7)    (216,401)
                                                                                           34,579  (6c)
Employee Stock Trust....       --     (55,028)    55,028   (6c)         --        --          --                --
Accumulated other
comprehensive income
(loss)..................    (4,133)       (80)        80   (6c)      (4,133)      652        (652) (6c)      (4,133)
                          --------   --------    -------          ---------  --------   ---------         ---------
Total shareholders'
equity (deficit)........   194,091    (25,247)   533,756            702,600   142,543     866,637         1,711,780
                          --------   --------    -------          ---------  --------   ---------         ---------
Total liabilities and
shareholders' equity....   496,167     13,030    524,772          1,033,969   163,193     871,637         2,068,799
                          ========   ========    =======          =========  ========   =========         =========

 The notes to unaudited pro forma financial data are an integral part of this combined pro forma balance sheet.

 UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED JUNE
                                   30, 1999
                (In thousands except share and per share data)

                    Brokat    MeTechnology     TST                                   Gemstone
                  ----------  ------------ ------------                             ----------
                  Year Ended  July 1, 1998 July 1, 1998                    Total    Year Ended
                   June 30,   thru May 21, thru May 9,   Pro Forma          Pro      June 30,   Pro Forma        Pro Forma
                     1999         1999         1999     Adjustments Notes  Forma       1999    Adjustments Notes  Combined
                  ----------  ------------ ------------ ----------- ----- --------  ---------- ----------- ----- ----------
                     (DM)         (DM)         (DM)        (DM)             (DM)       (DM)       (DM)              (DM)
Revenue.........      62,487      4,544        8,375       (3,753)   (2)    71,653    41,942          --            113,595
Cost of Sales...     (31,325)    (2,619)      (2,989)         --           (36,933)  (12,515)         --            (49,448)
                  ----------    -------       ------      -------         --------   -------    ---------        ----------
Gross profit....      31,162      1,925        5,386       (3,753)          34,720    29,427          --             64,147
                  ----------    -------       ------      -------         --------   -------    ---------        ----------
Selling
expenses........     (38,848)    (4,960)        (862)         --           (44,670)  (17,017)         --            (61,687)
General and
administrative
expenses........     (10,639)    (5,833)      (1,450)         --           (17,922)  (10,145)         --            (28,067)
Research and
development
expenses........      (8,733)    (3,180)      (3,206)         --           (15,119)  (10,144)         --            (25,263)
Amortization of
goodwill and
other intangible
assets from
acquisitions....      (3,686)       --           --       (27,802)   (3)   (31,488)      --       (74,967)  (3)    (106,455)
Non-cash charges
associated with
stock option
grants..........     (16,340)       --           --           --           (16,340)      --        (8,368)  (7)     (24,708)
                  ----------    -------       ------      -------         --------   -------    ---------        ----------
Total operating
expenses........     (78,246)   (13,973)      (5,518)     (27,802)        (125,539)  (37,306)     (83,335)         (246,180)
                  ----------    -------       ------      -------         --------   -------    ---------        ----------
Operating loss..     (47,084)   (12,048)        (132)     (31,555)         (90,819)   (7,879)     (83,335)         (182,033)
Interest
expense.........         568       (390)         (86)     (28,579)   (4)   (28,487)      --           --            (28,487)
Other income,
net.............       2,565        --           --           --             2,565      (186)         --              2,379
                  ----------    -------       ------      -------         --------   -------    ---------        ----------
Loss before
income taxes and
minority
interests.......     (43,951)   (12,438)        (218)     (60,134)        (116,741)   (8,065)     (83,335)         (208,141)
Income tax
expense.........        (113)       (17)         (80)         --              (210)     (235)         --               (445)
Minority
interest........          90        --           --           --                90       --           --                 90
                  ----------    -------       ------      -------         --------   -------    ---------        ----------
Net loss before
extraordinary
item............     (43,974)   (12,455)        (298)     (60,134)        (116,861)   (8,300)     (83,335)         (208,496)
Extraordinary
loss on early
extinguishment
of debt.........         (64)       --           --           --               (64)      --           --                (64)
                  ----------    -------       ------      -------         --------   -------    ---------        ----------
Net loss from
continuing
operations......     (44,038)   (12,455)        (298)     (60,134)        (116,925)   (8,300)     (83,335)         (208,560)
                  ==========    =======       ======      =======         ========   =======    =========        ==========
Basic and
diluted loss per
share:
Loss before
extraordinary
items...........       (2.23)                                                                                         (9.51)
Extraordinary
loss............       (0.01)                                                                                         (0.00)
                  ----------                                                                                     ----------
Net loss from
continuing
operations......       (2.24)                                                                                         (9.51)
                  ==========                                                                                     ==========
Weighted average
number of common
shares
outstanding.....  19,694,650                                                                    2,219,983  (6e)  21,914,633
                  ==========                                                                    =========        ==========
                    Blaze
                  ----------
                  Year Ended                     Total
                   June 30,   Pro Forma        Pro Forma
                     1999    Adjustments Notes  Combined
                  ---------- ----------- ----- -----------
                     (DM)       (DM)              (DM)
Revenue.........    19,754          --            133,349
Cost of Sales...    (6,540)         --            (55,988)
                  ---------- -----------       -----------
Gross profit....    13,214          --             77,361
                  ---------- -----------       -----------
Selling
expenses........   (10,950)         --            (72,637)
General and
administrative
expenses........    (4,334)         --            (32,401)
Research and
development
expenses........    (7,669)         --            (32,932)
Amortization of
goodwill and
other intangible
assets from
acquisitions....       --      (124,520)  (3)    (230,975)
Non-cash charges
associated with
stock option
grants..........       --       (25,442)  (7)     (50,150)
                  ---------- -----------       -----------
Total operating
expenses........   (22,953)    (149,962)         (419,095)
                  ---------- -----------       -----------
Operating loss..    (9,739)    (149,962)         (341,734)
Interest
expense.........      (623)         --            (29,110)
Other income,
net.............       --           --              2,379
                  ---------- -----------       -----------
Loss before
income taxes and
minority
interests.......   (10,362)    (149,962)         (368,465)
Income tax
expense.........      (169)         --               (614)
Minority
interest........       --           --                 90
                  ---------- -----------       -----------
Net loss before
extraordinary
item............   (10,531)    (149,962)         (368,989)
Extraordinary
loss on early
extinguishment
of debt.........       --           --                (64)
                  ---------- -----------       -----------
Net loss from
continuing
operations......   (10,531)    (149,962)         (369,053)
                  ========== ===========       ===========
Basic and
diluted loss per
share:
Loss before
extraordinary
items...........                                   (13.99)
Extraordinary
loss............                                    (0.00)
                                               -----------
Net loss from
continuing
operations......                                   (13.99)
                                               ===========
Weighted average
number of common
shares
outstanding.....              4,463,246  (6e)  26,377,879
                             ===========       ===========

  The notes to unaudited pro forma data are an integral part of this combined pro forma statement of operations.

             UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                  FOR THE SIX MONTHS ENDED DECEMBER 31, 1999
                (In thousands except share and per share data)

                               Pro Forma          Total              Pro Forma        Pro Forma             Pro Forma
                    Brokat    Adjustments Notes Pro Forma Gemstone  Adjustments Notes  Combined    Blaze   Adjustments Notes
                  ----------  ----------- ----- --------- --------  ----------- ----- ----------  -------  ----------- -----
                     (DM)        (DM)             (DM)      (DM)       (DM)              (DM)      (DM)       (DM)
Revenue.........      51,287        --            51,287   21,251         --              72,538   14,793         --
Cost of Sales ..     (22,937)       --           (22,937)  (6,492)        --             (29,429)  (5,591)        --
                  ----------    -------          -------  -------    --------         ----------  -------
Gross profit....      28,350        --            28,350   14,759         --              43,109    9,202         --
                  ----------    -------          -------  -------    --------         ----------  -------   ---------
Selling expenses
 ................     (27,714)       --           (27,714)  (9,779)        --             (37,493)  (8,148)        --
General and
administrative
expenses .......     (12,643)       --           (12,643)  (4,272)        --             (16,915)  (2,754)        --
Research and
development
expenses .......     (12,769)       --           (12,769)  (5,244)        --             (18,013)  (3,910)        --
Amortization of
goodwill and
other intangible
assets from
acquisitions....     (15,797)       --           (15,797)     --      (37,484)   (3)     (53,281)     --      (62,260)  (3)
Non-cash charges
associated with
stock option
grants..........     (12,240)       --           (12,240)     --       (4,184)   (7)     (16,424) (21,148)    (12,721)  (7)
                  ----------    -------          -------  -------    --------         ----------  -------   ---------
Total Operating
expenses........     (81,163)       --           (81,163) (19,295)    (41,668)          (142,126) (35,960)    (74,981)
                  ----------    -------          -------  -------    --------         ----------  -------   ---------
Operating loss..     (52,813)       --           (52,813)  (4,536)    (41,668)           (99,017) (26,758)    (74,981)
Interest
expense.........        (832)   (13,777)   (5)   (14,609)     --          --             (14,609)    (202)        --
Other income,
net.............       2,298        --             2,298     (321)        --               1,977      --          --
                  ----------    -------          -------  -------    --------         ----------  -------   ---------
Loss before
income taxes and
minority
interests.......     (51,347)   (13,777)         (65,124)  (4,857)    (41,668)          (111,649) (26,960)    (74,981)
Income tax
expense.........        (104)       --              (104)    (170)        --                (274)    (168)        --
Minority
interest........         (26)       --               (26)     --          --                 (26)     --          --
                  ----------    -------          -------  -------    --------         ----------  -------   ---------
Net loss from
continuing
operations......     (51,477)   (13,777)         (65,254)  (5,027)    (41,668)          (111,649) (27,128)    (74,981)
                  ==========    =======          =======  =======    ========         ==========  =======   =========
Basic and
diluted loss per
share; Net loss
from continuing
operations......       (1.92)                                                              (3.84)
                  ==========                                                          ==========
Weighted average
number of common
shares
outstanding.....  26,848,773                                         2,219,985  (6e)  29,068,758            4,463,244  (6e)
                  ==========                                         ========         ==========            =========
                    Total
                  Pro Forma
                   Combined
                  -----------
                     (DM)
Revenue.........      87,331
Cost of Sales ..     (35,020)
                  -----------
Gross profit....      52,311
                  -----------
Selling expenses
 ................     (45,641)
General and
administrative
expenses .......     (19,669)
Research and
development
expenses .......     (21,923)
Amortization of
goodwill and
other intangible
assets from
acquisitions....    (115,541)
Non-cash charges
associated with
stock option
grants..........     (50,293)
                  -----------
Total Operating
expenses........    (253,067)
                  -----------
Operating loss..    (200,756)
Interest
expense.........     (14,811)
Other income,
net.............       1,977
                  -----------
Loss before
income taxes and
minority
interests.......    (213,590)
Income tax
expense.........        (442)
Minority
interest........         (26)
                  -----------
Net loss from
continuing
operations......    (214,058)
                  ===========
Basic and
diluted loss per
share; Net loss
from continuing
operations......       (6.38)
                  ===========
Weighted average
number of common
shares
outstanding.....  33,532,002
                  ===========

      The notes to unaudited pro forma data are an integral part of this consolidated pro forma statement of operations.

             UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                    FOR THE SIX MONTHS ENDED JUNE 30, 2000
                (In thousands except share and per share data)

                               Pro Forma          Total               Pro Forma        Pro Forma             Pro Forma
                    Brokat    Adjustments Notes Pro Forma  Gemstone  Adjustments Notes  Combined    Blaze   Adjustments Notes
                  ----------  ----------- ----- ---------  --------  ----------- ----- ----------  -------  ----------- -----
                     (DM)        (DM)             (DM)       (DM)       (DM)              (DM)      (DM)       (DM)
Revenue.........      81,729        --            81,729    24,639          --            106,368   27,896         --
Cost of Sales...     (32,870)       --           (32,870)   (9,110)         --            (41,980) (11,614)        --
                  ----------    -------         --------   -------    ---------        ----------  -------   ---------
Gross profit....      48,859        --            48,859    15,529          --             64,388   16,282         --
                  ----------    -------         --------   -------    ---------        ----------  -------   ---------
Selling
expenses........     (36,283)       --           (36,283)  (13,062)         --            (49,345) (23,750)        --
General and
administrative
expenses........     (15,725)       --           (15,725)   (6,144)         --            (21,869)  (6,965)        --
Research and
development
expenses .......     (21,437)       --           (21,437)   (7,612)         --            (29,049)  (7,122)        --
Amortization of
goodwill and
other intangible
assets from
acquisitions....     (15,184)       --           (15,184)      --       (37,504)   (3)    (52,688)     --      (62,260)   (3)
Non-cash charges
associated with
stock option
grants..........     (30,735)       --           (30,735)      --        (4,184)   (7)    (34,919) (17,699)    (12,721)   (7)
                  ----------    -------         --------   -------    ---------        ----------  -------   ---------
Total Operating
expenses........    (119,364)       --          (119,364)  (26,818)     (41,688)         (187,870) (55,536)    (74,981)
                  ----------    -------         --------   -------    ---------        ----------  -------   ---------
Operating loss..     (70,505)       --           (70,505)  (11,289)     (41,688)         (123,482) (39,254)    (74,981)
Interest
expense, net....      (6,410)   (13,777)    (5)  (20,187)     (646)         --            (20,833)    (253)        --
Other income,
net.............         460        --               460       --           --                460    2,571         --
                  ----------    -------         --------   -------    ---------        ----------  -------   ---------
Loss before
income taxes and
minority
interests.......     (76,455)   (13,777)         (90,232)  (11,935)     (41,688)         (143,855) (36,936)    (74,981)
Income tax
expense.........        (330)       --              (330)     (259)         --               (589)    (104)        --
Minority
interest........          99        --                99       --           --                 99      --          --
                  ----------    -------         --------   -------    ---------        ----------  -------   ---------
Net loss from
continuing
operations......     (76,686)   (13,777)         (90,463)  (12,194)     (41,688)         (144,345) (37,040)    (74,981)
                  ==========    =======         ========   =======    =========        ==========  =======   =========
Basic and
diluted loss per
share; Net loss
from continuing
operations......       (2.84)                                                               (4.89)
                  ==========                                                           ==========
Weighted average
number of common
shares
outstanding.....  26,966,236                                          2,219,983   (6e) 29,538,219            4,463,246   (6e)
                  ==========                                          =========   ===  ==========            =========   ===
                    Total
                  Pro Forma
                   Combined
                  -----------
                     (DM)
Revenue.........     134,264
Cost of Sales...     (53,594)
                  -----------
Gross profit....      80,670
                  -----------
Selling
expenses........     (73,095)
General and
administrative
expenses........     (28,834)
Research and
development
expenses .......     (36,171)
Amortization of
goodwill and
other intangible
assets from
acquisitions....    (114,948)
Non-cash charges
associated with
stock option
grants..........     (65,339)
                  -----------
Total Operating
expenses........    (318,387)
                  -----------
Operating loss..    (237,717)
Interest
expense, net....     (21,086)
Other income,
net.............       3,031
                  -----------
Loss before
income taxes and
minority
interests.......    (255,772)
Income tax
expense.........        (693)
Minority
interest........          99
                  -----------
Net loss from
continuing
operations......    (256,366)
                  ===========
Basic and
diluted loss per
share; Net loss
from continuing
operations......       (7.62)
                  ===========
Weighted average
number of common
shares
outstanding.....  33,649,465
                  ===========

   The unaudited statement of operations of MeTechnology for the period July 1, 1998 to May 21, 1999 is:

                                            MeTechnology
                          ------------------------------------------------
                                         (Less)       (Add)
                           January 1,  January 1,  January 1,    July 1,
                           1998 thru    1998 thru   1999 thru   1998 thru                 July 1, 1998
                          December 31,  June 30,     May 21,     May 21,   Reconciliation     thru
                              1998        1998        1999        1999     German GAAP to May 21, 1999
                          German GAAP  German GAAP German GAAP German GAAP    US GAAP       US GAAP
                          ------------ ----------- ----------- ----------- -------------- ------------
Revenue.................      4,870       2,922       1,400        3,348       1,196          4,544
Cost of sales...........     (1,874)       (625)     (1,223)      (2,472)       (147)        (2,619)
                             ------      ------      ------      -------       -----        -------
Gross profit (loss).....      2,996       2,297         177          876       1,049          1,925
                             ------      ------      ------      -------       -----        -------
Selling expenses........     (3,514)     (1,171)     (2,617)      (4,960)        --          (4,960)
General and
 administrative
 expenses...............     (4,100)     (1,367)     (3,100)      (5,833)        --          (5,833)
Research and development
 expenses...............     (2,226)       (742)     (1,696)      (3,180)        --          (3,180)
                             ------      ------      ------      -------       -----        -------
Total operating
 expenses...............     (9,840)     (3,280)     (7,413)     (13,973)        --         (13,973)
                             ------      ------      ------      -------       -----        -------
Operating loss..........     (6,844)       (983)     (7,236)     (13,097)      1,049        (12,048)
                             ------      ------      ------      -------       -----        -------
Interest expense........       (267)        (75)       (198)        (390)        --            (390)
                             ------      ------      ------      -------       -----        -------
Loss before income
 taxes..................     (7,111)     (1,058)     (7,434)     (13,487)      1,049        (12,438)
                             ------      ------      ------      -------       -----        -------
Income taxes............        (27)        (13)         (3)         (17)        --             (17)
                             ------      ------      ------      -------       -----        -------
Net loss................     (7,138)     (1,071)     (7,437)     (13,504)      1,049        (12,455)
                             ======      ======      ======      =======       =====        =======

   Based on German GAAP, the audited statement of operations for the year ended December 31, 1998 has been prepared presenting costs by their nature. To comply with the functional cost format commonly used under U.S. GAAP, the costs incurred have been reclassified to cost of sales, selling, general and administrative as well as research and development expenses based on the character of the underlying costs.

   A reconciliation from German GAAP to U.S. GAAP has been performed to account for differences in revenue recognition on long-term software customization projects. Under German GAAP, license revenue is realized upon delivery of the software, while the customization work is accounted for separately under the completed-contract-method. Under U.S. GAAP, these license and customization revenues would be recognized using the percentage-of-completion-method.

   The statement of operations of TST for the period July 1, 1998 to May 9, 1999 is:

                                                        TST
                          ---------------------------------------------------------------
                                                 (Less)           (Add)
                                             October 1, 1997 October 1, 1998 July 1, 1998
                              Year ended           to              to             to
                          September 30, 1998  June 30, 1998    May 9, 1999   May 9, 1999
                          ------------------ --------------- --------------- ------------
Revenue.................         7,896            5,219           5,698          8,375
Cost of sales...........        (2,633)          (2,168)         (2,524)        (2,989)
                                ------           ------          ------         ------
Gross profit............         5,263            3,051           3,174          5,386
                                ------           ------          ------         ------
Selling expenses........        (1,109)            (802)           (555)          (862)
General and
 administrative
 expenses...............          (735)            (470)         (1,185)        (1,450)
Research and development
 expenses...............        (3,232)          (1,917)         (1,891)        (3,206)
                                ------           ------          ------         ------
Total operating
 expenses...............        (5,076)          (3,189)         (3,631)        (5,518)
                                ------           ------          ------         ------
Operating income
 (loss).................           187             (138)           (457)          (132)
                                ------           ------          ------         ------
Interest income.........            43               33              37             47
Interest expense........           (23)             (15)           (125)          (133)
                                ------           ------          ------         ------
Income before taxes.....           207             (120)           (545)          (218)
                                ------           ------          ------         ------
Income taxes............           (83)              (1)              2            (80)
                                ------           ------          ------         ------
Net income (loss).......           124             (121)           (543)          (298)
                                ======           ======          ======         ======

   The statement of operations of TST was translated to Deutsche marks using the average translation rate for the relevant periods.

Notes to Unaudited Pro Forma Data

   (1) Reflects the historical issuance of notes at a rate of 11.5%, with a face value of DM 244,479 and deferred note issuance costs of DM 8,800.

   (2) To eliminate license sales of DM 3,000 from Brokat to MeTechnology and DM 753 from Brokat to TST. No material direct costs were related to these licenses.

   (3) To record additional amortization expense resulting from the increase in goodwill and intangible assets from acquisitions. These amounts are expected to be amortized over the following useful lives:

                                             Amortization Included in
                                               already     June 30,
                    Six Months     Annual    included in  1999 report Estimated
                   Amortization amortization   June 30,    pro forma   Useful
Intangible Asset      Total        total     1999 figures Adjustments   Life
----------------   ------------ ------------ ------------ ----------- ---------
MeTechnology
Customer list.....       131          261          29           232    5 years
Goodwill..........    12,927       25,854       2,905        22,949    7 years
                     -------      -------       -----       -------
                      13,058       26,115       2,934        23,181
                     -------      -------       -----       -------
TST
Customer list.....       402          803         112           691    5 years
Goodwill..........     2,284        4,567         637         3,930    7 years
                     -------      -------       -----       -------
                       2,686        5,370         749         4,621
                     -------      -------       -----       -------
Blaze
Goodwill..........    62,260      124,520         --        124,520    7 years
                     -------      -------       -----       -------
GemStone
Goodwill..........    37,484       74,967         --         74,967    7 years
                     -------      -------       -----       -------
TOTAL.............   115,488      230,972       3,683       227,289
                     =======      =======       =====       =======

   The allocations of purchase price related to the acquisitions of MeTechnology and TST, and acquisitions of Blaze and GemStone are:

                                      MeTechnology  TST      Blaze    GemStone
                                      ------------ ------  ---------  --------
Current assets and other tangible
 assets..............................     8,876     5,345    163,193   13,030
Liabilities assumed..................   (30,324)   (6,703)   (20,650) (38,277)
Customer list........................     1,307     4,015        --       --
Goodwill (see Note 6)................   180,980    31,969    871,637  524,772
                                        -------    ------  ---------  -------
  Purchase Price.....................   160,839    34,626  1,014,180  499,525
                                        =======    ======  =========  =======

   The purchase price allocations related to Brokat's acquisitions of Blaze and GemStone, which are based on Brokat's management's best estimates at this time, are preliminary and subject to change. At present, Brokat has not been able to perform a formal review of the net assets that it acquired of these entities and, accordingly, for purposes of these pro forma financial statements, has allocated the excess of purchase price over the fair value of net assets acquired to goodwill. It is possible that a portion of this excess will be allocated to other acquired intangible assets, such as employee base, customer lists, or technology. These intangible assets generally have shorter useful lives than that of goodwill. Had Brokat assigned the entire purchase price to an intangible asset such as software, which typically has a useful life of three years, Brokat's pro forma net loss and loss per share would have been as follows:

                                                         Six Months
                                             Year Ended    Ended     Six Months
                                              June 30,  December 31, Ended June
                                               20000        1999      30, 2000
                                             ---------- ------------ ----------
Net loss....................................  (635,036)   (347,049)   (322,861)
Basic and diluted net loss per share........    (24.07)     (10.35)      (9.59)

   (4) To account for:

                                                                    Six Months
                                                        Year Ended    Ended
                                                         June 30,  December 31,
                                                           1999        1999
                                                        ---------- ------------
Financing the acquisition of TST.......................       52         --
Interest expense on the notes..........................   28,115      14,058
Amortization of deferred note issuance costs...........      880         440
Decrease in interest expense through the repayment of
 indebtedness with the proceeds from the offering......     (468)       (721)
                                                          ------      ------
  Total................................................   28,579      13,777
                                                          ======      ======

   As described in the notes to Brokat's consolidated financial statements, interest on the financing related to the TST acquisition has been calculated by discounting the non-interest bearing notes of DM 1,665 using an imputed rate of interest of 5%. The DM 52 shown above does not include interest expense of DM 20 which already was reflected in Brokat's historical financial statements of Brokat from the date of acquisition to June 30, 1999.

   Interest expense on the notes has been calculated by applying the rate of interest, 11.5%, to their face value. Deferred note issuance costs are being recognized using the effective interest method over the 10-year term of the notes.

   Management used part of the proceeds from the note offering to repay indebtedness of Brokat. The annual interest rate on this debt outstanding at the year ended June 30, 1999 was between 4.08% and 7%. No extraordinary gain or loss will be recognized in relation to the repayment of the debt mentioned in the preceding paragraph.

   (5) For the six months ended June 30, 2000 to account for:

  . DM 14,058, respectively, related to current bond interest expense,

  . DM 440, respectively, related to the recognition of deferred note issuance costs and

  . DM 721, respectively, related to a decrease of interest expenses from the repayment of indebtedness with the proceeds from the sale of the notes.

   Interest expense on the notes has been calculated by applying the rate of interest, 11.5%, to their face value. Deferred note issuance costs are being recognized over the 10-year term of the notes.

   Management used part of the proceeds from the senior notes offering to repay indebtedness of Brokat. The annual interest rate on this debt outstanding at the year ended June 30, 1999 was between 4.08% and 7%. No extraordinary gain or loss will be recognized in relation to the repayment of this short-term debt.

   (6) To account for the acquisitions of Blaze and GemStone (The purchase price allocation, which is based on management's best estimates at this time, is preliminary and is subject to change)

     (a) Reflects the issuance of Brokat ordinary shares of 4.1 million for Blaze and 2.1 million for GemStone. According to Financial Accounting Standards Board, Interpretation No. 44, also reflects the fair market value, as determined by Black-Scholes, of vested and unvested options of
  0.9 million and 0.2 million for Blaze and GemStone. Excluded from this value and included in deferred compensation is the intrinsic value of unearned options of 77% for Blaze and 70% for GemStone. See footnote (7) below.

     (b) Reflects the repayment of GemStone debt by Brokat from the issuance of 66,200 shares of Brokat ordinary shares.

     (c) Reflects the elimination of the historical shareholders' equity accounts of Blaze and GemStone.

     (d) The excess of purchase price over fair value of assets acquired plus acquisition costs of DM 5,000 is reflected as goodwill and is amortized over an estimated life of 7 years.

     (e) Pro forma basic and diluted net loss per share is computed by dividing the pro forma net loss from continuing operations by the pro forma weighted average number of common shares outstanding.

   (7) In its acquisition of Blaze, Brokat replaced outstanding Blaze stock options held by employees and directors of Blaze with Brokat stock options, using the exchange ratio employed to consummate the merger. In compliance with FASB Interpretation No. 44, the fair value of the Brokat stock options issued to replace Blaze awards was included as a component of the purchase price for those Brokat options that are vested as of the date of grant. For those Brokat options that are not exercisable at the time of grant, the fair value of the Brokat stock options issued to replace Blaze awards is also included as component of the purchase price, except that a portion of this amount has been classified as deferred compensation expense and amortized over the remaining vesting periods of the options granted. The portion to be classified as deferred compensation has been initially calculated by taking the difference between the fair market value of Brokat ordinary shares on the date of grant compared to the exercise prices of the new awards. However, this amount has been adjusted to recognize deferred compensation expense only to the extent of the ratio of the remaining service period on the new awards as a percentage of total service period under the original award.

   (8) Exchange rates used for conversion from US dollars to Deutsche marks:

   September 30, 1998 (average for 12 months ended)........... $1.00 = DM 1.755
   June 30, 1998 (average for 12 months ended)................ $1.00 = DM 1.745
   May 29, 1999 (average for 12 months ended)................. $1.00 = DM 1.747
   June 30, 1999 (average for 12 months ended)................ $1.00 = DM 1.876
   December 31, 1999 (average for 6 months ended)............. $1.00 = DM 1.755
   June 30, 2000 (average for six months ended)............... $1.00 = DM 2.039
   As of June 30, 2000........................................ $1.00 = DM 2.049

   (9) For the GemStone and Blaze mergers, Brokat has reserved 213,000 Brokat ordinary shares for issuance of future stock options to the employees of GemStone and 413,000 Brokat ordinary shares for issuance of future stock options to the employees of Blaze. These options will be granted through 2001 with exercise prices at the future fair market value at the date of grant. These options will be issued under a compensatory plan as defined by Accounting Principles Board Opinion No. 25.